Confidential Treatment Requested by Fortive Corporation

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

FOUR TIMES SQUARE

NEW YORK, NY 10036

------

TEL: (212) 735-7886

FAX: (212) 735-2000

www.skadden.com

FOIA CONFIDENTIAL TREATMENT REQUESTED

UNDER 17 C.F.R. § 200.83 BY FORTIVE CORPORATION

March 9, 2016

FIRM/AFFILIATE
OFFICES

----

BOSTON

CHICAGO

HOUSTON

LOS ANGELES

NEW YORK

PALO ALTO

WASHINGTON

WILMINGTON

----

BEIJING

BRUSSELS

FRANKFURT

HONG KONG

LONDON

MOSCOW

MUNICH

PARIS

SÃO PAULO

SHANGHAI

SINGAPORE

SEOUL

VIA EDGAR

Amanda Ravitz

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street N.E.

Washington, D.C. 20549

RE:	Fortive Corporation
Registration Statement on Form 10
Filed December 3, 2015 (File No. 001-37654)

Dear Ms. Ravitz:

On behalf of Fortive Corporation (the “Company”), set forth below is a supplement to the Company’s response to comment 5 contained in the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated December 30, 2015 (the “Comment Letter”), and the Company’s response, dated January 13, 2016 (the “Response Letter”), relating to the Company’s registration statement on Form 10 filed with the Commission on December 3, 2015 (the “Registration Statement”). Comment 5 in the Comment Letter related to the Company’s 2013 results of operations and requested that the Company provide a list of countries in the Middle East in which the Company had received orders.

******************************REDACTED******************************

Confidential Treatment Requested by Fortive Corporation

Amanda Ravitz

March 9, 2016

Please direct any questions concerning this letter to the undersigned at (212) 735-7886.

Sincerely,

/s/ Thomas W. Greenberg

Thomas W. Greenberg

cc:	James A. Lico
James F. O’Reilly